SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

04004182

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C. 161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUARTERDECK INVESTMENT PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard Suite 1800
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine Syrjamaki (310) 914-6034
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

355 South Grand Avenue	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Maxine Syrjamaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUARTERDECK INVESTMENT PARTNERS, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

State of California
County of Los Angeles
Subscribed and sworn to before me
this 18th day of February, 2004.

Notary Public

Signature

Chief Financial Officer

Title

ROBERT A. EISNER
Commission # 1314718
Notary Public - California
Los Angeles County
My Comm. Expires Jul 23, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUARTERDECK INVESTMENT PARTNERS, LLC

(A wholly owned subsidiary of Jefferies Group, Inc.)
(SEC Identification No. 8-53104)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

Filed in accordance with Subparagraph (e)(3) of Rule 17a-5
as a public document.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Member
Quarterdeck Investment Partners, LLC:

We have audited the accompanying statement of financial condition of Quarterdeck Investment Partners, LLC (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quarterdeck Investment Partners, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 20, 2004

QUARTERDECK INVESTMENT PARTNERS, LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	4,728,291
Accounts receivable, net of allowance for doubtful accounts of $292,869		1,647,345
Receivable from Jefferies Group, Inc.		11,727,754
Goodwill		22,289,857
Other assets		150,000
Property and equipment, net		80,036
Total assets	$	40,623,283

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$	2,275,259
Total liabilities		2,275,259
Commitments		
Member's equity		38,348,024
Total liabilities and member's equity	$	40,623,283

See accompanying notes to the statement of financial condition.

(1) Organization and Line of Business

Quarterdeck Investment Partners, LLC ("Quarterdeck" or the "Company"), a limited liability company, is incorporated in the state of Delaware and commenced operations on March 22, 2001. Quarterdeck is a wholly-owned subsidiary of Jefferies Group, Inc. ("Jefferies"). Quarterdeck provides merger and acquisition, advisory, and investment banking services to clients exclusively within the aerospace, defense, information technology, space, and technical services marketplaces from its offices in Los Angeles and Washington, D.C.

Quarterdeck is a non-clearing, registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and does not carry any customers' accounts on its books. Accordingly, Quarterdeck is exempt from reserve requirements under provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2003, such cash equivalents amounted to $4,719,291.

(b) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables, are carried at amounts approximating fair value.

(c) Property and Equipment

Furniture and fixtures, office equipment, and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of five to ten years.

(d) Goodwill

The acquisition of Quarterdeck by Jefferies in 2002 was accounted for under Statement of Financial Accounting Standards ("SFAS") No. 141 and SFAS No. 142. Goodwill resulting from the acquisition was pushed down to the Company. In accordance with SFAS No. 142, goodwill is not amortized and is assessed for impairment at least annually. There was no goodwill impairment recognized by the Company during 2003.

(e) Revenue Recognition

Advisory fees are comprised of closing fees and retainer fees. The Company recognizes closing fees on merger and acquisition, advisory, and investment banking deals when the transactions are closed. Nonrefundable retainer fees are recognized over the term of the contracts.

(f) ***Federal and State Income Taxes***

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. Therefore, no provision for income taxes has been made in the Company's statement of financial condition. For tax purposes, income or losses are included in the tax return of the member.

(g) ***Use of Estimates***

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(h) ***Concentrations of Credit Risk***

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. The Company places most of its cash and cash equivalents with one bank located in Los Angeles, California. At times, such cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. The majority of the Company's accounts receivable are from companies with which the Company entered into contractual agreements during the period from March 22, 2001 (inception) to December 31, 2003. These companies are located in the United States of America.

(i) ***New Accounting Standards on Consolidations***

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities ("VIEs") created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005.

For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The implementation of FASB interpretation No. 46 did not have a material impact on the Company and FIN 46R is not expected to have a material impact on the Company.

(3) Property and Equipment

Property and equipment, which is included in other assets, consisted of the following at December 31, 2003:

Furniture and fixtures	$	70,716
Office equipment		563
Leasehold improvements		25,180
		96,459
Less accumulated depreciation		16,423
Total	$	80,036

(4) Line of Credit

The Company maintained a line of credit with a financial institution with a maximum borrowing facility of $400,000 that was unused and expired on March 30, 2003. The Company did not renew the line of credit as of December 31, 2003.

(5) Commitments

Leases

The Company leases office facilities under noncancelable operating leases, which expire through February 2011. The Company is required to pay taxes, insurance, and maintenance. In addition, the Company subleases part of its Washington, D.C. office facility to a nonrelated third party under a noncancelable operating lease, which expires in February 2006.

Future minimum lease payments under these noncancelable operating leases, net of future minimum sublease receipts, as of December 31, 2003 were as follows:

		Lease payments	Sublease receipts	Total
Year ending December 31:				
2004		538,657	101,538	437,119
2005		553,315	104,076	449,239
2006		585,074	17,346	567,728
2007		604,048	—	604,048
2008		437,947	—	437,947
Thereafter		906,338	—	906,338
Total	$	3,625,379	222,960	3,402,419

(6) Employee Benefits

Certain employees of the Company are covered by a defined benefit pension plan sponsored by Jefferies Group, Inc. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. Jefferies Group, Inc.'s funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 60% equities and 40% fixed income securities.

The Company incurs expenses related to various benefit plans of Jefferies Group, Inc. covering substantially all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Jefferies Group, Inc. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents, or other stock based awards.

(7) Acquisition

Jefferies acquired Quarterdeck in December 2002. In addition to Jefferies' investment of $3.8 million made in 2001 for 13% of Quarterdeck, the Company paid a combination of stock and cash totaling approximately $24.2 million for the remaining 87% of Quarterdeck. The acquisition was accounted for as a purchase and resulted in approximately $17.0 million in goodwill. There is also a five-year contingency for additional consideration based on revenues. During 2003, approximately $5,032,113 in contingent consideration was paid, which was allocated entirely to goodwill. The Company also recorded as goodwill $267,399 in additional acquisition related expenses paid in 2003.

Immediately prior to the purchase, Quarterdeck distributed its wholly owned subsidiary, Quarterdeck Investment Partners Limited ("LTD"), located in the United Kingdom, to its existing members.

(8) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, must not exceed 15 to 1. At December 31, 2003, the Company had net capital of $2,453,030, which was $2,301,346 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.93 to 1 at December 31, 2003.